UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

KINDER MORGAN, INC.

(Name of Issuer)

Class P Common Stock

(Title of Class of Securities)

49456B101

(CUSIP Number)

December 31, 2011

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 1 of 10

CUSIP No. 49456B101

1	NAMES OF REPORTING PERSONS TCG Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,246,480
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,246,480
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,246,480
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

SCHEDULE 13G	Page 2 of 10

CUSIP No. 49456B101

1	NAMES OF REPORTING PERSONS TC Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,246,480
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,246,480
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,246,480
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

SCHEDULE 13G	Page 3 of 10

CUSIP No. 49456B101

1	NAMES OF REPORTING PERSONS TC Group IV Managing GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,246,480
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,246,480
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,246,480
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

SCHEDULE 13G	Page 4 of 10

CUSIP No. 49456B101

1	NAMES OF REPORTING PERSONS TC Group IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,246,480
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,246,480
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,246,480
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 5 of 10

CUSIP No. 49456B101

1	NAMES OF REPORTING PERSONS Carlyle Partners IV Knight, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 46,933,698
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 46,933,698
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,933,698
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 6 of 10

CUSIP No. 49456B101

1	NAMES OF REPORTING PERSONS CP IV Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,312,782
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,312,782
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,782
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 7 of 10

ITEM 1.	(a)	Name of Issuer:

Kinder Morgan, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

500 Dallas Street, Suite 1000, Houston, Texas 77002

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

TCG Holdings, L.L.C.

TC Group, L.L.C.

TC Group IV Managing GP, L.L.C.

TC Group IV, L.P.

Carlyle Partners IV Knight, L.P.

CP IV Coinvestment, L.P.

	(b)	Address or Principal Business Office:

The address for each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

	(c)	Citizenship of each Reporting Person is:

Each of the reporting persons is organized in the state of Delaware.

	(d)	Title of Class of Securities:

Class P common stock, $0.01 par value (“Common Stock”)

	(e)	CUSIP Number:

49456B101

ITEM 3.

Not applicable.

SCHEDULE 13G	Page 8 of 10

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock as of December 31, 2011, assuming that all shares of Class A Common Stock (“Class A Shares”) are fully converted on a one-for-one basis into shares of Common Stock. A holder of Class A Shares may, from time to time prior to a Mandatory Conversion Date (as such term is used and defined in the Issuer’s Certificate of Incorporation (the “Charter”) and which shall be no later than May 31, 2015), elect to convert some or all of its Class A Shares in order to sell the resulting shares of Common Stock to a third party or to make a distribution of such resulting Common Stock to its investors or partners. The Class A Shares also may convert into Common Stock in connection with the occurrence of a Mandatory Conversion Date in accordance with the Charter. The formula for the conversion of Class A Shares into Common Stock, as well as the terms and conditions of such conversions, are specified in Article Fourth of the Charter, filed as Exhibit 3.1 of the Issuer’s Amendment No. 3 to the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 26, 2011. The percent of class presented below is based upon 170,921,140 shares of Common Stock and 535,972,387 Class A Shares outstanding as of January 20, 2012.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
TCG Holdings, L.L.C.	51,246,480	7.2%	0	51,246,480	0	51,246,480
TC Group, L.L.C.	51,246,480	7.2%	0	51,246,480	0	51,246,480
TC Group IV Managing GP, L.L.C.	51,246,480	7.2%	0	51,246,480	0	51,246,480
TC Group IV, L.P.	51,246,480	7.2%	0	51,246,480	0	51,246,480
Carlyle Partners IV Knight, L.P.	46,933,698	6.6%	0	46,933,698	0	46,933,698
CP IV Coinvestment, L.P.	4,312,782	0.6%	0	4,312,782	0	4,312,782

Carlyle Partners IV Knight, L.P. and CP IV Coinvestment, L.P. are the record holders of 46,933,698 and 4,312,782 Class A Shares of the Issuer, respectively. TCG Holdings, L.L.C. exercises investment discretion and control over the shares held by each of Carlyle Partners IV Knight, L.P. and CP IV Coinvestment, L.P. through its indirect subsidiary, TC Group IV, L.P., which is the general partner of each of Carlyle Partners IV Knight, L.P. and CP IV Coinvestment, L.P. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C. TC Group, L.L.C. is the managing member of TC Group IV Managing GP, L.L.C. TC Group IV Managing GP, L.L.C. is the general partner of TC Group IV, L.P. By virtue of these relationships, each of TCG Holdings, L.L.C., TC Group, L.L.C., TC Group IV Managing GP, L.L.C. and TC Group IV, L.P. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by Carlyle Partners IV Knight, L.P. and CP IV Coinvestment, L.P.

TCG Holdings L.L.C. is managed by a three person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the Board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the members of the TCG Holdings, L.L.C. managing board, may be deemed to share beneficial ownership of the shares beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.

The Reporting Persons are, along with Richard D. Kinder, certain other shareholders and investment funds affiliated with each of Goldman, Sachs & Co., Highstar Capital LP, and Riverstone Holdings, LLC, each party to a shareholders agreement (the “Shareholders Agreement”) which requires each of them to vote together in respect of the selection of certain directors and certain other stockholder actions, and also contains certain provisions regarding transfer restrictions with respect to the securities owned by the parties thereto. The parties to the Shareholders Agreement may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by any person other than such Reporting Person.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SCHEDULE 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

TCG Holdings, L.L.C.

by: /s/ Jeremy W. Anderson, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

TC GROUP, L.L.C.
by: TCG Holdings, L.L.C., its Managing Member

by: /s/ Jeremy W. Anderson, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

TC GROUP IV MANAGING GP, L.L.C.
by: TC Group, L.L.C., its Managing Member
by: TCG Holdings, L.L.C., its Managing Member

by: /s/ Jeremy W. Anderson, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

TC GROUP IV, L.P.
by: TC Group IV Managing GP, L.L.C., its General Partner
by: TC Group, L.L.C., its Managing Member
by: TCG Holdings, L.L.C., its Managing Member

by: /s/ Jeremy W. Anderson, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

SCHEDULE 13G	Page 10 of 10

CARLYLE PARTNERS IV KNIGHT, L.P.
by: TC Group IV, L.P., its General Partner
by: TC Group IV Managing GP, L.L.C., its General Partner
by: TC Group, L.L.C., its Managing Member
by: TCG Holdings, L.L.C., its Managing Member

by: /s/ Jeremy W. Anderson, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

CP IV COINVESTMENT, L.P.
by: TC Group IV, L.P., its General Partner
by: TC Group IV Managing GP, L.L.C., its General Partner
by: TC Group, L.L.C., its Managing Member
by: TCG Holdings, L.L.C., its Managing Member

by: /s/ Jeremy W. Anderson, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement